UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Fly Leasing Limited
(Name of Issuer)

American Depository Shares, each representing one Common Share, par value $0.001 per share
(Title of Class of Securities)

34407D109
(CUSIP Number)

December 31, 2015
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on the following pages
Page 1 of 11 pages
Exhibit Index:  Page 11

Page 1 of 11 pages

CUSIP No. 70932B101
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Seawolf Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a)☐ (b)☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,351,799
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,351,799
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,351,799
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7%
12	TYPE OF REPORTING PERSON (see instructions) IA

Page 2 of 11 pages

CUSIP No. 70932B101
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Seawolf Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a)☐ (b)☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,351,799
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,351,799
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,351,799
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7%
12	TYPE OF REPORTING PERSON (see instructions) CO

Page 3 of 11 pages

CUSIP No. 70932B101
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Vincent Daniel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a)☐ (b)☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION US Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,351,799
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,351,799
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,351,799
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7%
12	TYPE OF REPORTING PERSON (see instructions) IN

Page 4 of 11 pages

CUSIP No. 70932B101
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Atwood Porter Collins
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a)☐ (b)☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION US Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,351,799
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,351,799
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,351,799
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7%
12	TYPE OF REPORTING PERSON (see instructions) IN

Page 5 of 11 pages

CUSIP No. 70932B101
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Daniel Jonathan Moses
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a)☐ (b)☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION US Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,351,799
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,351,799
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,351,799
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7%
12	TYPE OF REPORTING PERSON (see instructions) IN

Page 6 of 11 pages

Item 1(a).	Name of Issuer:
Fly Leasing Limited (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:
West Pier Dun Laoghaire County Dublin, Ireland

Item 2(a).	Name of Person Filing:

This Schedule 13G is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):
Seawolf Capital LLC
Seawolf Master Fund Ltd
Vincent Daniel
Atwood Porter Collins
Daniel Jonathan Moses

This Schedule 13G relates to the American Depositary Shares (the “Shares”) held for the accounts of Seawolf Capital LLC (“SCLLC”), Seawolf Master Fund Ltd (“SMF”), Vincent Daniel, Atwood Porter Collins and Daniel Jonathan Moses.  SCLLC is the investment manager of SMF and therefore retains voting control and dispositive power of the shares owned by each.  Vincent Daniel, Atwood Porter Collins and Daniel Jonathan Moses are the managing members and owners of SCLLC.

Item 2(b).	Address of Principal Business Office or, if none, Residence:
The address of the principal business office of each of the Reporting Persons is: c/o Seawolf Capital LLC
400 Madison Avenue Suite 17C New York, NY 10017

Item 2(c).	Citizenship:

Seawolf Capital LLC. – Delaware, United States
Seawolf Master Fund Ltd – Delaware, United States
Vincent Daniel - New York, United States
Atwood Porter Collins - New York, United States
Daniel Jonathan Moses –New York, United States

Item 2(d).	Title of Class of Securities:
American Depository Shares, each representing one Common Share, par value $0.001 per share

Item 2(e).	CUSIP Number: 34407D109

Page 7 of 11 pages

Item 3.	If this Statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under Section 15 of the Act;
	(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
	(e)	☒	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	☒	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
	(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)
Amount Beneficially Owned:

As of December 31, 2015, each of the Reporting Persons may be deemed the beneficial owner of 2,351,799 Shares representing 5.7% of the Shares outstanding as of September 30, 2015.

(b)
Percent of Class:

5.7% (based on 41,327,300 Shares outstanding as of September 30, 2015, as reported by the Issuer in its interim report for the quarter ended September 30, 2015 filed by the Issuer with the SEC on November 13, 2015)

	(c)	Number of shares as to which such person has:
		(i)	sole power to vote or to direct the vote: 0
		(ii)	shared power to vote or to direct the vote: 2,351,799
		(iii)	sole power to dispose or to direct the disposition of: 0
		(iv)	shared power to dispose or to direct the disposition of: 2,351,799

Page 8 of 11 pages

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

See disclosure in Items 2 and 4 hereof.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
See disclosure in Item 2 hereof.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of and do not have the effect of changing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect for the time being.

Page 9 of 11 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 22, 2016

SEAWOLF CAPITAL LLC

By:	/s/Edward Fasano
Edward Fasano, Authorized Signatory

SEAWOLF MASTER FUND LTD

By:	/s/Vincent Daniel
Vincent Daniel, Authorized Signatory

VINCENT DANIEL

By:	/s/Vincent Daniel
Vincent Daniel, Authorized Signatory

ATWOOD PORTER COLLINS

By:	/s/Atwood Porter Collins
Atwood Porter Collins, Authorized Signatory

DANIEL JONATHAN MOSES

By:	/s/Daniel Jonathan Moses
Daniel Jonathan Moses, Authorized Signatory

Page 10 of 11 pages

EXHIBIT INDEX

EX. A Joint Filing Agreement	Page No. 11
JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the American Depository Shares of Fly Leasing Limited dated as of January 22, 2016, is, and any amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

SEAWOLF CAPITAL LLC

By:	/s/Edward Fasano
Edward Fasano, Authorized Signatory

SEAWOLF MASTER FUND LTD

By:	/s/Vincent Daniel
Vincent Daniel, Authorized Signatory

VINCENT DANIEL

By:	/s/Vincent Daniel
Vincent Daniel, Authorized Signatory

ATWOOD PORTER COLLINS

By:	/s/Atwood Porter Collins
Atwood Porter Collins, Authorized Signatory

DANIEL JONATHAN MOSES

By:	/s/Daniel Jonathan Moses
Daniel Jonathan Moses, Authorized Signatory